NO ACT

10000531

Act ICA

Section 3(c)(11)

Rule

Public Availability 6/7/2010

June 7, 2010
~~IM Ref. No. 200898110~~
ABA Retirement
Funds Program
File No. 132-3

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Your letter dated June 4, 2010 requests our assurance that we would not recommend enforcement action to the Securities and Exchange Commission ("Commission") against ABA Retirement Funds ("ABA RF"), an Illinois not-for-profit corporation, the ABA Retirement Funds Program (the "Program"), the American Bar Association Members Retirement Trust ("Master Trust"), the American Bar Association Members Pooled Trust for Retirement Plans (the "Pooled Trust," and together with the Master Trust, the "Conduit Trusts"), or the American Bar Association Members/ Northern Trust Collective Trust (the "Collective Trust") under section 7 of the Investment Company Act of 1940 ("1940 Act") or section 5 of the Securities Act of 1933 ("1933 Act") if the Conduit Trusts do not register under the 1940 Act or register the offer and sale of the interests therein under the 1933 Act.

Your request is the latest in a series of staff no-action letters relating to the Program ("Prior Letters").[1] You state that, in reliance on the Prior Letters, the Conduit Trusts and the interests therein have not been registered under section 7 of the 1940 Act or section 5 of the 1933 Act, respectively. You state that the 1991 Letter, the most recent of the Prior Letters, set forth certain representations about the Program. You state that changes contemplated for the Program affect those representations, and you seek confirmation of the staff's no-action positions if these changes are implemented.

BACKGROUND

The Program offers lawyers and law firms that are members of the American Bar Association ("ABA") or members of state and local bar associations represented in the ABA's House of Delegates a method to adopt and maintain tax-qualified retirement plans for their benefit and the benefit of their employees. Since the inception of the Program, the ABA RF has selected and monitored the Program's vendors and their performance on behalf of the adopting employers.

You state that participants in the Program ("Participants") participate through either their own individually designed retirement plans ("Individually Designed Plans") or by adopting a plan established in accordance with one or both of two master plans sponsored by the ABA RF (the "ABA Members Plans" and, together with the Individually Designed Plans, the "Plans"). You state that all of the Plans participating in the Program meet the requirements for qualification under section 401(a) of the Internal

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[1] The Prior Letters are: American Bar Retirement Association (pub. avail. Dec. 31, 1991); and The Equitable Life Assurance Society of the United States (pub. avail. Aug. 19, 1981).

Revenue Code of 1986 (the "Code").[2] You state that the assets of ABA Members Plans invested under the Program are held in trust in accordance with the provisions of the "master trust," which is adopted by each Participant that adopts an ABA Members Plan. You state that the assets of Individually Designed Plans invested under the Program are held in trust in accordance with the provisions of the "pooled trust," which is adopted by each Participant that sponsors an Individually Designed Plan that participates in the Program. You state that, at the time the assets are contributed under the Plans and received by or on behalf of the trustee of the Conduit Trusts, the assets are immediately passed through to the Investment Options, as defined below, that are made available under the Program's bank-maintained Collective Trust. You state that the trustee of the Conduit Trusts, currently State Street Bank and Trust Company ("State Street"), exercises no discretion with respect to the investment of assets contributed thereto. You state that the Conduit Trusts provide an administrative convenience to the maintenance of the Program and have no economic substance separate and apart from the Investment Options made available under the Collective Trust.

You state that the Collective Trust consists of a series of bank-maintained collective trust sub-funds ("Funds"), which are referred to as the Program's "Investment Options."[3] State Street currently retains exclusive management and control over the Funds and the engagement and retention of investment advisers to assist in the management of the Funds. You state that ABA RF currently has the right to make recommendations to State Street regarding the addition or deletion of Funds as Investment Options and the engagement or termination of investment advisers.

PROPOSED CHANGES TO THE PROGRAM

You state that certain changes are contemplated for the Program ("Proposed Changes") that will not affect the structure or function of the Conduit Trusts, but will affect certain representations about the Program made in connection with the 1991 Letter. You state that the Proposed Changes are as follows:

1. State Street will be replaced as the trustee of the Conduit Trusts and the Collective Trust and the provider of investment services to the Program.[4] Northern Trust

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2 The ABA Members Plans are classified under Internal Revenue Service procedures as "master plans" designed to allow qualified employers to establish and maintain employee benefit plans that are qualified under section 401(a) of the Code. The trustees of each Individually Designed Plan must represent that such Plan is qualified under section 401(a) of the Code to be eligible to participate in the Program.

3 The Program also offers self-managed brokerage accounts that are maintained directly under the Conduit Trusts. Contributions to the Program may not be allocated directly to a self-managed brokerage account, but must first be allocated to one or more of the other available Investment Options and then transferred to a self-managed brokerage account.

4 The 1991 Letter provided for State Street to serve as trustee to the Conduit Trusts and Collective Trust and provider of investment, administrative and marketing services to the Program. Effective May 1, 2009, ING Life Insurance and Annuity Company ("ING"), acting through its affiliate ING Institutional Plan Services, LLC, replaced State Street as the vendor with responsibility for providing plan- and participant-level recordkeeping, communications and sales and marketing services to the Program. On

Company ("Northern") will become the trustee of the Conduit Trusts and its wholly owned subsidiary, Northern Trust Investments, N.A. ("NTI"), will become the trustee and provider of investment services to the Collective Trust.[5]

2. NTI, as trustee of the Collective Trust, will be permitted to invest the assets of one or more of the Funds in collective trust funds maintained by other banks, including State Street ("Other Bank Collective Trust Funds"), or shares of open-end investment companies registered under the 1940 Act ("RICs").[6]

3. ABA RF no longer will have any contractual rights to make recommendations to NTI regarding the selection or retention of investment advisers.

ANALYSIS

You represent that the Proposed Changes will have no material effect on the structure or function of the Conduit Trusts from that underlying the 1991 Letter. You also represent as counsel that the Collective Trust, if maintained by NTI in accordance with the Proposed Changes, will continue to satisfy the requirements for the exclusion from the definition of investment company under section 3(c)(11) of the 1940 Act as a bank-maintained collective trust fund.[7] You state that the fact that ABA RF no longer will have contractual rights to make recommendations to NTI regarding the selection or retention of investment advisers reinforces NTI's investment responsibility over the Collective Trust.

You also state that, under prior staff no-action positions, proposed investment by the Funds in Other Bank Collective Trust Funds will not affect the Funds' or the Other Bank Collective Trust Funds' ability to rely on section 3(c)(11) of the 1940 Act. You further state that proposed investment by the Funds in RICs is consistent with prior staff positions concerning the availability of the exclusion in section 3(c)(11) to bank-

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April 28, 2009, the staff of the Securities and Exchange Commission provided oral no-action assurance to the ABA RF and the Program's Collective Trust that it would not recommend any enforcement action to the Commission under Section 7 of the 1940 Act or section 5 of the 1933 Act if ING replaced State Street in this capacity consistent with representations made in your June 4, 2010 incoming letter.

[5] Northern is an Illinois state bank and trust company, a member of the Federal Reserve System, and a wholly owned subsidiary of Northern Trust Corporation, a bank holding company. NTI is a national banking association with trust powers subject to the supervision and examination of the Office of the Comptroller of the Currency.

[6] In the 1991 Letter, the ABA RF represented that State Street would not invest assets of the Funds in collective trust funds maintained by banks other than State Street. The staff's no-action assurance was conditioned, in part, on the representation that investments in other State Street maintained collective investment trusts would not increase any fees payable to State Street.

[7] Section 3(c)(11) of the 1940 Act, in relevant part, excludes from the definition of investment company "[a]ny employee's stock bonus, pension, or profit-sharing trust which meets the requirements for qualification under section 401 of the Internal Revenue Code of 1986 ... or any collective trust fund maintained by a bank consisting solely of assets of such trusts ...."

maintained collective trust funds that do so invest. You represent that there will be no duplication of advisory fees with respect to any Investment Options that may invest in Other Bank Collective Trust Funds or RICs.

Based on the facts and representations set forth in your letter, and without necessarily agreeing with your legal analysis, the staff of the Division of Investment Management would not recommend enforcement action to the Commission against ABA RF, the Program, the Conduit Trusts, or the Collective Trust under section 7 of the 1940 Act if the Conduit Trusts do not register under the 1940 Act.

The Division of Corporation Finance has asked us to advise you that it would not recommend enforcement action to the Commission, if in reliance upon your opinion as counsel that registration is not required, the Program is administered as described in your letter without registration under the Securities Act of 1933.

These positions are based solely on the facts and representations set forth in your letter, and any different facts or representations might require a different position. The response expresses the staff's position on enforcement action only and does not represent any legal conclusions regarding the matters discussed in your letter.

Stephen Van Meter
Senior Counsel

SIDLEY AUSTIN LLP
SIDLEY

SIDLEY AUSTIN LLP
ONE SOUTH DEARBORN STREET
CHICAGO, IL 60603
(312) 853 7000
(312) 853 7036 FAX

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FOUNDED 1866

June 4, 2010

1933 Act/Section 3(a)(2)
1940 Act/Section 3(c)(11)
1940 Act/Section 2(a)(36)

Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Douglas J. Scheidt, Esq.
Chief Counsel and Associate Director

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Thomas J. Kim, Esq.
Chief Counsel and Associate Director

Re: ABA Retirement Funds Program

Ladies and Gentlemen:

The ABA Retirement Funds, an Illinois not-for-profit corporation (the "ABA RF"), formerly called the American Bar Retirement Association, sponsors the ABA Retirement Funds Program (the "Program"), formerly called the American Bar Association Members Retirement Program.[1] The Program is a comprehensive retirement program, including a bank-maintained collective investment trust fund currently known as the American Bar Association Members/State Street Collective Trust (the "Program's Collective Trust"), pursuant to which lawyers and law firms who are affiliated with the American Bar Association (the "ABA") or various state and local bar associations may adopt and maintain tax-qualified retirement plans for their benefit and the benefit of their employees. The ABA RF was organized by the ABA in 1963 for the purpose of sponsoring the Program for the benefit of the legal profession. Since the inception of the Program, the ABA RF, as Program sponsor, has selected and monitored the Program's vendors and their performance on behalf of the adopting employers. As of March 31, 2010,

[1] These name changes occurred in 2005 and did not have any effect on the structure or operation of the Program.

approximately 4,000 lawyers and law firms[2] had adopted the Program for the benefit of more than 40,000 participants, and the Program's Collective Trust held over $3.4 billion in assets.

I. INTRODUCTION

A. Previous Staff Positions Relating to the Program

The Program has been the subject of several previous no-action letters issued by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), the two most recent and relevant of which were issued on December 31, 1991 (the "1991 Letter") and July 20, 1981 (the "1981 Letter"). The 1981 Letter was issued when the Program's investments were offered through interests in a special-purpose group annuity contract issued by The Equitable Life Assurance Society of the United States ("Equitable") and the Program was marketed and administered by Equitable. The 1991 Letter was issued in connection with the substitution of State Street Bank and Trust Company ("State Street") for Equitable as the principal vendor to the Program. This decision was implemented by the substitution of a collective trust maintained by State Street for the group annuity contract issued by Equitable and the engagement of State Street to perform Program investment, administration and marketing services previously performed by Equitable. Under both Equitable and State Street, the Program's investment funds were exempt from registration under the Investment Company Act of 1940 (the "1940 Act") pursuant to section 3(c)(11), and in each of the 1981 Letter and the 1991 Letter, the Staff indicated that it would not recommend any enforcement action if the Program were operated as therein described and, in particular, if the American Bar Association Members Retirement Trust (the "Master Trust") and the American Bar Association Members Pooled Trust for Retirement Plans (the "Pooled Trust" and, together with the Master Trust, the "Conduit Trusts"), which are described in more detail below, were not registered under the 1940 Act and if interests therein were not registered under the Securities Act of 1933 (the "1933 Act").[3]

B. Planned Changes to the Program

The ABA RF, after a lengthy review and with the advice of independent consultants, has determined that it is in the best interests of the Program and its participants to replace State Street as the principal vendor to the Program. In particular:

- The Northern Trust Company, an Illinois banking corporation ("Northern"), has been selected to replace State Street as the vendor responsible for the Program's investments, with Northern to replace State Street as the trustee of the Conduit Trusts; and

- Northern Trust Investments, N.A., a national banking association ("NTI")

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2 Several state bar associations also have adopted the Program for the benefit of their employees.

3 As described in more detail below, certain interests in the investment funds have been, and are expected to continue to be, registered under the 1933 Act.

and a wholly-owned subsidiary of Northern, has been selected to replace State Street Bank and Trust Company of New Hampshire, a New Hampshire trust company ("SSNH") and a wholly-owned subsidiary of State Street, as the trustee of the Program's Collective Trust.

Effective May 1, 2009, ING Life Insurance and Annuity Company, a Connecticut corporation ("ING"), acting through its affiliate ING Institutional Plan Services, LLC, a Delaware limited liability company ("IPS"), replaced State Street as the vendor with primary responsibility for providing plan- and participant-level recordkeeping, communications and sales and marketing services to the Program.[4] While it was originally contemplated to make this change contemporaneously with the other planned changes, the planned trustee replacements were delayed due to a restriction on the Program's Collective Trust's ability to withdraw from participation in a securities lending program. On April 28, 2009, the Staff indicated orally to the ABA RF and the Program's Collective Trust that it would not recommend any enforcement action if ING replaced State Street as the vendor with primary responsibility for providing plan- and participant-level recordkeeping, communications and sales and marketing services to the Program consistent with representations made below.

The trustee replacements of SSNH and State Street with NTI and Northern, respectively, are to become effective upon the effective date under a Succession and Assignment Agreement dated as of June 29, 2009 among Northern, NTI, State Street and SSNH. The parties currently are working towards a July 1, 2010 effective date, although it may occur at a later date (the actual effective date being referred to herein as the "Effective Date"). In all events, however, the Effective Date is expected to occur by no later than September 30, 2011.

From and after the Effective Date, the structure of the Program will remain substantially the same as described in the 1991 Letter, with certain variations resulting primarily from the intent of NTI to continue the investment by certain of the investment funds offered under the Program's Collective Trust in interests of one or more bank collective trust funds exempt from registration under section 3(c)(11) of the 1940 Act which are maintained by State Street ("State Street Collective Trust Funds"). Additionally, NTI may desire to cause the respective investment funds offered under the Program's Collective Trust to invest in interests of one or more collective trust funds exempt from registration under section 3(c)(11) of the 1940 Act which are maintained by other banks ("Other Bank Collective Trust Funds") or in open-end management investment companies registered under the 1940 Act (collectively, "RICs"), including but not limited to so-called exchange-traded funds.

C. Consistency of Planned Changes with Previous Staff Positions

In issuing the 1991 Letter, the Staff of the Division of Investment Management conditioned its no-action position on the following factors (the "1991 Conditions" and each a "1991 Condition") (footnotes omitted):

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4 For a description of certain changes in ownership of IPS since the issuance of the 1991 Letter, including its divestiture by State Street and contractual arrangements subsequently entered into relieving State Street from primary responsibility for providing these services, see footnote 6.

(1) [T]he [Conduit] Trusts have no economic substance and participant contributions will pass immediately through the [Conduit] Trusts for investment in the underlying investment options. State Street will maintain the [Conduit] Trusts as an administrative convenience. Other than performing these administrative services, the [Conduit] Trusts will do nothing else except hold, for the benefit of participants, nominal title to the interests in the real estate and guaranteed rate contracts accounts and the assets invested in the investment options.

(2) State Street will provide all marketing and enrollment functions, receive plan contributions, prepare all reports, and provide all administrative services to the [Program]. State Street will target its marketing activities to a limited audience. Neither State Street nor its employees will receive any brokerage or special compensation for promotional, marketing, or enrollment activities. State Street may pay a performance bonus to some of its employees, including some of those involved with the [Program]. These bonuses may be based on a variety of factors. However, these bonuses will not be based upon the number or value of the interests in the collective trust funds an employee sells.

(3) State Street will receive nearly all of the fees paid in connection with the [Program]. No fees will be borne by the [Conduit] Trusts. Some of the collective trust funds under the collective trust may invest in other collective trust funds maintained by State Street, but these investments do not increase any fees payable to State Street in connection with the collective trust. State Street will receive a fee for its activities as sponsor of the [Program] on a per-plan or per-participant program basis for record maintenance, reporting, actuarial, and related services, and an asset-based fee for trustee, management, and administrative services; and

(4) Your representation as counsel that the collective trust will satisfy the requirements for exception from registration under Section 3(c)(11) of the 1940 Act.

After implementation of those changes summarized in Section I.B. and more fully described in Section III, the Program will continue to be operated in a manner consistent in all material respects with the 1991 Conditions, except that after the Effective Date, NTI desires to have the flexibility to invest the assets of one or more of the Funds described below in Other Bank Collective Trust Funds or in RICs (although NTI intends that, at least initially, the Funds that will invest in bank collective trust funds will utilize virtually exclusively State Street Collective Trust Funds, as provided for in 1991 Condition 3).[5]

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5 As described above, State Street no longer performs the marketing or enrollment functions described in 1991 Condition 2. ING and IPS, however, otherwise conduct such services consistent with the requirements of 1991 Condition 2 as previously applicable to State Street.

For the reasons stated below, we do not believe that these changes affect the basis for the position adopted by the Staff in the 1991 Letter. Therefore, on behalf of the ABA RF and the Program's Collective Trust, we hereby request that the Staff confirm that it will not recommend enforcement action to the Commission against the ABA RF, the Program, the Program's Collective Trust, or the Conduit Trusts under section 7 of the 1940 Act or section 5 of the 1933 Act if the Program implements the changes described herein and, in particular, if the Conduit Trusts are not registered under the 1940 Act and if the interests therein are not registered under the 1933 Act. In addition, we request the Staff to confirm that it will not recommend enforcement action to the Commission if, upon the Effective Date, the collective trust funds maintained by banks other than NTI or its affiliates in which the Funds may invest continue to rely on the exemption from registration contained in section 3(a)(2) of the 1933 Act and the rules and regulations thereunder.

II. STATEMENT OF FACTS

A. The ABA RF and the Program

The ABA RF is an Illinois not-for-profit corporation organized in 1963 by the ABA to sponsor retirement programs for individuals and employers who are members of the ABA or members of state or local bar associations represented in the ABA's House of Delegates (such individuals and employers being referred to herein collectively as "Members"). The Program is a comprehensive retirement program that provides pre-approved, tax-qualified forms of employee pension benefit plans, a variety of options made available through the Program's Collective Trust for the investment of assets of tax-qualified employee benefit plans, and related recordkeeping and administrative services. As sponsor of the Program, the ABA RF is responsible for the design of the Program and the maintenance of the ABA Members Plans and the Conduit Trusts.

The ABA RF engages State Street to provide investment services and to make the Investment Options available under the Program pursuant to an Administrative and Investment Services Agreement between the ABA RF and State Street, as amended and restated effective May 1, 2009 (the "Administrative and Investment Services Agreement"). The ABA RF and State Street negotiated the terms and conditions of the documents, including the Administrative and Investment Services Agreement, establishing the respective rights and obligations of the ABA RF and State Street, including fees payable to State Street, relating to the Program.

Since May 1, 2009, the ABA RF has engaged ING, an affiliate of IPS, to provide recordkeeping, communication, administration and marketing services to the Program pursuant to the Program Services Agreement dated December 6, 2008 among the ABA RF, ING and IPS (the "Program Services Agreement").[6] ING has caused its affiliate, IPS, to perform the services required of ING.

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[6] Effective April 1, 2000, State Street contributed its business unit then performing marketing and plan- and participant-level recordkeeping services for the Program to CitiStreet, LLC, a Delaware limited liability company, then

The ABA RF monitors ING's administration and marketing of the Program and monitors SSNH's performance of trustee services for the Program's Collective Trust. As noted in the 1991 Letter, the ABA RF receives an asset-based program sponsor fee from the Program's Collective Trust. A detailed discussion of the fees payable to State Street, ING and the ABA RF, as well as to certain others such as the Program's Investment Advisors, is contained under the heading "Deductions and Fees" in the Prospectus described below.

B. Participating Pension and Profit-Sharing Plans

Members who elect to participate in the Program may do so through their own individually designed retirement plans ("Individually Designed Plans"). Members also may participate in the Program by adopting a plan established in accordance with one or both of two master plans sponsored by the ABA RF (the "ABA Members Plans"). Plans participating in the Program ("Plans") may be plans for the benefit of employees of a corporation or plans covering one or more employees ("Keogh Plans") within the meaning of section 401(c)(1) of the Internal Revenue Code of 1986 (the "Code"). An overwhelming majority of the Plans participating in the Program do so through adoption of the ABA Members Plans.

The ABA Members Plans are classified under Internal Revenue Service ("IRS") procedures as "master plans" designed to allow qualified employers to establish and maintain employee benefit plans that are qualified under section 401(a) of the Code. From time to time, the IRS has determined in IRS opinion letters, the most recent of which were issued on March 31, 2008, that the forms of the ABA Members Plans are qualified under section 401(a) of the Code.

Individually Designed Plans are employee benefit plans established and maintained by Members in forms that differ from the ABA Members Plans. The trustees of each Individually Designed Plan must represent that such Plan is qualified under section 401(a) of the Code to be eligible to participate in the Program. Thus, all Plans participating in the Program meet the requirements for qualification under section 401(a) of the Code.

C. The Conduit Trusts

Assets of ABA Members Plans invested under the Program are held in trust in accordance with the provisions of the Master Trust, which is adopted by each Member that adopts an ABA Members Plan, and assets of Individually Designed Plans invested under the Program are held in trust in accordance with the provisions of the Pooled Trust, which is

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owned in equal shares by an affiliate of State Street and an affiliate of Citigroup, Inc. Certain individuals theretofore employed by State Street to perform these services for the Program were transferred to the employment of CitiStreet, LLC, although some also remained employees of State Street. This transaction did not relieve State Street of its obligations to provide marketing and recordkeeping services to the Program, and State Street and CitiStreet, LLC entered into a separate agreement obligating CitiStreet, LLC to perform such services on behalf of State Street. Effective July 1, 2008, Lion Connecticut Holdings, Inc., an affiliate of ING Group, purchased all the interests in CitiStreet, LLC, which then changed its name to ING Institutional Plan Services, LLC. Upon execution of the Administrative and Investment Services Agreement and the effective date of the Program Services Agreement on May 1, 2009, State Street's obligation to provide marketing and recordkeeping services to the Program terminated.

adopted by each Member that sponsors an Individually Designed Plan that participates in the Program. Such assets are held in trust for the exclusive benefit of individuals and employees (collectively with their beneficiaries, "Participants") of Members. State Street has served as trustee of each of the Conduit Trusts since January 1, 1992. The Conduit Trusts have been determined by the IRS to be tax-exempt trusts under section 501(a) of the Code.

We understand that the Conduit Trusts were established originally to permit the trustees of such trusts, in accordance with New York insurance law, to serve as the holders of nominal title to interests in the group annuity contract through which Equitable provided investment options prior to 1992. In 1992, when State Street became the principal vendor to the Program, the Conduit Trust structure was retained. The Conduit Trusts provide an administrative convenience to the maintenance of the Program and have no economic substance separate and apart from the Investment Options made available under the Program's Collective Trust. The trustee of the Conduit Trusts exercises no discretion with respect to the investment of assets contributed thereto in accordance with the Plans. All such assets are invested in accordance with investment allocation instructions of each specific Participant.[7] At the time assets are contributed under the Plans and received by or on behalf of the trustee of the Conduit Trusts, the assets are immediately passed through to the Investment Options made available under the Program, as described below. The Participants have a beneficial interest only in those specific Investment Options. Each Participant account is accounted for separately under the Conduit Trusts, and there is no commingling of assets. The Conduit Trusts are not separate investments for Participants, and the Conduit Trusts do not alter the nature of, or risks associated with, the underlying Investment Options. In reliance upon the 1991 Letter, the Conduit Trusts are not registered under the 1940 Act and interests therein have not been registered under the 1933 Act.

D. The Program's Collective Trust; Investment Options

The Program's Collective Trust was established in 1992 with State Street as the trustee. Effective as of December 1, 2004, State Street and the ABA RF agreed that State Street could substitute a wholly-owned subsidiary of State Street as trustee of the Program's Collective Trust, and SSNH became the trustee of the Program's Collective Trust on such date.

The Program's Collective Trust consists of a series of bank-maintained collective trust sub-funds made available from time to time thereunder ("Funds"). These Funds, together with self-managed brokerage accounts made available to Participants,[8] are referred to as the "Investment Options." The Program's Collective Trust issues units ("Units") representing pro rata beneficial interests in each of its Funds to the Plans (through the Conduit Trusts). The Program's Collective Trust has relied on the exclusion from the definition of "investment

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7 Almost all the participating Plans are participant-directed defined contribution (e.g., 401(k)) plans. Approximately 30 of the participating Plans are, however, defined benefit pension plans, the investments of which are controlled by the sponsoring Member. In the case of such Plans, references herein to Participants and their accounts may include Plans and their accounts.

8 The self-managed brokerage accounts are maintained directly under the Conduit Trusts, not under the Program's Collective Trust.

company" contained in section 3(c)(11) of the 1940 Act, and has relied on the exemption from registration provided by Rule 180 under the 1933 Act for issuances of Units to certain Plans and has registered Units under the 1933 Act for issuances to Plans not meeting the requirements for exemption from registration set forth in Rule 180. The most recent registration statement filed by the Program's Collective Trust (File No. 333-165675) was declared effective by the Commission on April 20, 2010. We have enclosed a copy of the prospectus, dated April 20, 2010 (the "Prospectus"), included in such registration statement. The Funds are described in detail in the Prospectus. The Prospectus also further discloses the availability of the self-managed brokerage accounts included as an Investment Option.

In furtherance of the Planned Changes, as defined below, the ABA RF, Northern and NTI have entered into a Fiduciary Investment Services Agreement, dated as of August 15, 2008, as supplemented by Supplement Number One thereto dated as of June 29, 2009 (the "Fiduciary Investment Services Agreement").[9] Further, Northern, NTI and IPS have entered into a Program Interface Agreement, dated as of March 9, 2009 (the "Interface Agreement"), under which the parties have agreed to provide services and information to each other as necessary or appropriate to facilitate operation and maintenance of the Program.[10]

Pursuant to the Administrative and Investment Services Agreement, the ABA RF has the right to make recommendations to State Street regarding the addition or deletion of funds as Investment Options, monitor the performance of State Street and the Investment Advisors selected by State Street to assist in the investment management of certain Funds and may make recommendations to State Street regarding the engagement and termination of Investment Advisors. State Street is required to give full good faith consideration to all such recommendations from the ABA RF, although State Street retains exclusive management and control over the Funds and the engagement and retention of Investment Advisors.

Pursuant to Supplement Number One to the Fiduciary Investment Services Agreement, the ABA RF has delegated to Northern certain of its rights to make recommendations to State Street. Commencing as of July 1, 2009 and until the Effective Date, Northern, as investment fiduciary, is responsible for making recommendations to the trustee of the Program's Collective Trust regarding certain of the Investment Options and the engagement and termination of Investment Advisors with respect to such Options, consistent with the Investment Policy, as defined below, for the Program developed by Northern and accepted by the ABA RF. Northern has no authority, however, to make recommendations regarding management of the indexed portions of the Large Cap Equity Fund or the Small-Mid Cap Equity Fund, the All Cap Index Equity Fund or the Retirement Date Funds, as such authority is retained by the trustee of the Program's Collective Trust.

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9 Northern Trust Corporation has guaranteed the obligations of Northern and NTI under the Fiduciary Investment Services Agreement.

10 While the ABA RF is not a party to the Interface Agreement, it is designated as a third-party beneficiary thereof with the right to enforce the agreement against the parties for the benefit of the Program.

Pursuant to the Investment Policy as initially accepted, NTI has recommended termination of certain funds previously offered, realignment of certain continuing Funds and the creation of new Funds under the Program's Collective Trust so that Participants may choose to invest assets contributed to the Program in a variety of investment strategies. Certain of these recommendations have been accepted and implemented by SSNH and are reflected in the Prospectus.

III. PLANNED CHANGES TO THE PROGRAM

The ABA RF has determined to make certain changes to the Program (the "Planned Changes"). These changes are currently summarized in the Prospectus and are described in greater detail in a prospectus included in a Registration Statement on Form S-1 filed by the Program's Collective Trust with the Commission on May 18, 2010.[11] Besides replacing State Street with ING as the provider of plan- and participant-level recordkeeping, communications and sales and marketing services to the Program, which became effective on May 1, 2009, the ABA RF has determined to:

- replace State Street with Northern as the trustee of the Conduit Trusts; and
- replace SSNH with NTI as the trustee of the Program's Collective Trust; and in connection therewith amend and restate the declaration of trust of the Program's Collective Trust ("Collective Trust Declaration") as the American Bar Association Members/Northern Trust Collective Trust, with the Collective Trust Declaration being thereafter governed by Illinois law (the state in which NTI is located) rather than New Hampshire law (the state in which SSNH is located).

Northern is a wholly-owned subsidiary of Northern Trust Corporation, a publicly-traded financial holding company. NTI is a national banking association with trust powers subject to the supervision and examination of the Office of the Comptroller of the Currency. Northern is an Illinois state bank and trust company and a member of the Federal Reserve System. Northern is subject to supervision and examination by Illinois state regulators, the Board of Governors of the Federal Reserve System and the Federal Deposit Insurance Corporation. As of December 31, 2009, Northern and its affiliates world-wide had $3.657 trillion of assets under custody and $627.2 billion of assets under investment management.

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[11] Such Registration Statement was filed by the Program's Collective Trust with SSNH acting as trustee. The prospectus included in the Registration Statement is drafted to reflect the status of the Program as of and after the time of, and intended to become effective immediately upon, the substitution of NTI for SSNH as trustee of the Program's Collective Trust. For instance, this prospectus reflects the expected change in the name of the Program's Collective Trust to the "American Bar Association Members/Northern Trust Collective Trust" and otherwise contains all requisite disclosures relating to service by NTI as trustee going forward. Upon completion of the Staff review process, and on the Effective Date, the Program's Collective Trust will effect the substitution of NTI for SSNH as trustee of the Program's Collective Trust and intends immediately thereafter for the Program's Collective Trust (with NTI acting as new trustee and with NTI's directors and the Program's Collective Trust's new officers executing in requisite capacities) to file a final pre-effective amendment to this Registration Statement, together with a request for immediate acceleration of effectiveness of such Registration Statement, with the objective of preventing an interruption in the continuous offering of securities of each of the Funds.

Upon full effectiveness of the Planned Changes, the Fiduciary Investment Services Agreement and the Interface Agreement will replace the current Administrative and Investment Services Agreement between the ABA RF and State Street.

The structure of the Program will remain substantially the same upon effectiveness of the Planned Changes, except that the functions previously performed by or through State Street and/or SSNH will be divided among Northern, NTI, and ING, except for changes discussed more fully below relating to the proposed full implementation of the Program's Investment Policy, including NTI's intent to continue the investment by certain Funds in interests of State Street Collective Trust Funds and to permit certain Funds to invest in Other Bank Collective Trust Funds or in RICs.

The relationship of the Conduit Trusts to the Plans, Members, Participants and underlying Investment Options will not change as a result of the substitution of Northern for State Street as trustee of the Conduit Trusts or the substitution of ING for State Street as the vendor with primary responsibility for providing plan- and participant-level recordkeeping, communications and sales and marketing services to the Program. The Conduit Trusts will remain in existence to permit Northern, as trustee, to hold nominal title to all assets invested in the Investment Options, and the Conduit Trusts will continue to operate in substantially all respects as described in the 1991 Letter.[12] Retention of the Conduit Trusts will permit the Program to be operated on a basis consistent with prior practice, with a convenient mechanism for the immediate movement of assets for the benefit of Members, Participants and Plans and continue to allow for an efficient means on an ongoing basis to maintain both Plan and Participant recordkeeping for the Program.[13]

As trustee of the Program's Collective Trust after the Effective Date, NTI will perform investment management and custodial functions for each of the Funds available under the Program's Collective Trust, and will be responsible for the investment of all assets allocated to the Funds.[14] In accordance with the Fiduciary Investment Services Agreement, NTI has recommended an overall investment policy for the Program's Collective Trust, which policy has

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[12] Contributions to the Program on behalf of a Participant will continue to be immediately passed through for investment in the underlying Investment Options, including the Funds under the Program's Collective Trust, in accordance with the investment allocation instructions provided by or on behalf of the Participant and, thereafter, the Participant will have a beneficial interest only in those specific Investment Options. Each Participant will continue to be accounted for separately under the Conduit Trusts, and there will be no commingling of assets. The Conduit Trusts will continue not to be separate investments for Participants, and the Conduit Trusts will continue not to alter the nature of, or risks associated with, the underlying Investment Options. As has been the case under the Program as maintained by State Street, the Conduit Trusts as maintained by Northern will have no economic substance separate and apart from the underlying Investment Options.

[13] The ABA RF and Northern desire to maintain the structure of the Program, including the Conduit Trusts, because they believe that to do otherwise would create additional administrative and operational burdens and costs for Participants, Plans and Members, as well as technical issues related to compliance by Plans with section 401(a) of the Code, without commensurate benefits to Participants and Members.

[14] The Fiduciary Investment Services Agreement also provides that Northern will be responsible for determining that the offering and maintenance of the Investment Options comply with all applicable employee benefit, securities, banking and insurance laws and regulations.

been accepted by the ABA RF. Subject to the provisions of the investment policy as accepted by the ABA RF and as it may be modified from time-to-time (the "Investment Policy"), NTI will exercise complete discretion over the establishment, maintenance and termination of the Funds made available through the Program's Collective Trust. All Program assets (other than those held in the Program's self-managed brokerage accounts) will be held in the Program's Collective Trust by NTI in its capacity as trustee; and, under the Employee Retirement Income Security Act of 1974 ("ERISA"), Northern and NTI will be directly responsible to Members and Participants with respect to all Plan assets, within the meaning of ERISA, that are invested in the Program. NTI will pay or arrange for the payment of all benefits provided by applicable Plans directly to the Participants.

Each of the Funds offered after the Effective Date will be a collective trust fund offered under the Program's Collective Trust maintained by NTI for the exclusive benefit of Participants in the Program.

As noted in the 1991 Letter and described in the Prospectus, and as permitted under 1991 Condition 3, a number of the Funds offered by the Program's Collective Trust pursue their investment objectives by investment in interests issued by State Street Collective Trust Funds which are maintained by State Street for retirement plans generally. After the Effective Date, NTI, in the exercise of its fiduciary duties under federal banking law and ERISA and pursuant to the Investment Policy, may determine to cause one or more Funds to invest in interests issued by State Street Collective Trust Funds or Other Bank Collective Trust Funds or in shares of RICs. As SSNH and before it State Street have done in the past, from and after the Effective Date, NTI will, with respect to all or portions of the assets of Funds which are to be invested in individual securities, designate one or more investment advisory firms to which NTI may delegate certain investment advisory responsibilities, all in accordance with the terms of respective agreements to be entered into with each of such investment advisors (collectively, together with the investment advisors to bank collective trust funds and RICs in which Funds may invest, "Investment Advisors"). NTI has represented to the ABA RF that it has procedures in place to ensure that it will retain full and complete authority over investments made by the Funds and that it will monitor and evaluate the Investment Advisors in a manner such that NTI will in all events maintain "substantial investment responsibility" over the Funds consistent with previous no-action letters issued by the Staff. Further, from and after the Effective Date, the contractual rights currently held by the ABA RF that the ABA RF has not delegated to Northern as investment fiduciary, pursuant to which the ABA RF may make recommendations to the trustee of the Program's Collective Trust regarding the selection or retention of Investment Advisors and regarding Investment Options, will terminate.

As is currently the case, upon full effectiveness of the Planned Changes, certain fees under the Program will be imposed with respect to the respective Investment Options, and certain other fees may be borne on a per-Plan or per-Participant basis. Fees charged based on the value of assets in the various Investment Options will consist of (1) a trust, management and administration fee payable to Northern for the management and custody of the assets in the Program's Collective Trust, (2) a program expense fee payable to ING for plan- and participant-level recordkeeping, communications and sales and marketing services,[15] and (3) management or advisory fees and investment-related administrative fees payable to Investment Advisors that NTI may engage on behalf of the Program's Collective Trust.[16] All such asset-based fees will be charged to the appropriate Fund and paid as an operating expense thereof, or reflected as a reduction in income accruing thereon, prior to the allocation of income (or loss) to Participant accounts under the Conduit Trusts. Other fees under the Program relate to certain administration and recordkeeping functions in connection with the Members, Plans or Participants and, therefore, will be assessed on a Member, Plan or Participant basis. These fees may include fees for processing certain Participant-directed transactions, such as loans from Plans to Participants, fees to obtain annuity quotes and fees for Participant-level, professional investment allocation advice. These fees either will be billed directly to, and paid directly by, the Member or Plan receiving the services, or will be charged to the specific Participant and paid thereby through the withdrawal of assets from one or more investments held on behalf of such Participant. In either case, the charge will be borne only by the specific Member, Plan or Participant receiving the services to which the charge relates. All fees charged in connection with the Program will relate either to the Funds and related services, in which case they will be borne directly by the Funds, or to the Members, Plans or Participants and related services, in which case they will be borne by the specific Member, Plan or Participant receiving the services. Thus, no fees will be borne by the Conduit Trusts in a manner that spreads their effect over the assets thereof. In addition, just as the Conduit Trusts will not commingle assets of Plans for investment purposes, the Conduit Trusts will not commingle assets of Plans for purposes of charging or assessing any fees or expenses. The amount of fees that each of Northern and ING is permitted to charge under the Program was negotiated by

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15 Under the Program Services Agreement, ING, through IPS, assumed responsibility for all plan- and participant-level recordkeeping, communications and sales and marketing services with respect to the Program. ING is required to maintain all Plan, Participant and Investment Option records in connection with the Program, prepare and mail all reports, respond to Participant and Member inquiries and handle other functions currently performed by IPS pursuant to the contractual delegation by State Street to IPS of certain of State Street's responsibilities under the Administrative and Investment Services Agreement. ING is also responsible for marketing and promoting the Program. These marketing and promotional activities include direct mail advertising to Members, placing print advertisements in various national and state legal publications and providing information at national and state bar association meetings, but the primary marketing activities will be through a network of licensed direct sales personnel employed by ING Financial Advisers, LLC, a registered broker-dealer affiliate of ING. Sales representatives who market the Program are required to hold the requisite licenses under applicable Financial Industry Regulatory Authority regulations and to be appropriately licensed and appointed under state insurance laws. As required by 1991 Condition 2, all such marketing and promotional activities are to be targeted only to the limited audience consisting of Members and Participants, and not to the public at large. ING is required to conduct all such activities in strict compliance with applicable federal and state securities laws. Interests in the Funds are sold without a sales load and without any asset-based distribution fees or contingent deferred sales fees.

16 With respect to Funds that invest in State Street Collective Trust Funds (or Other Bank Collective Trust Funds, which may include NTI collective trust funds to the limited extent described in footnote 27 below), it is expected that State Street (or such other bank) will be paid asset-based management or advisory fees. After the Effective Date and subject to the Investment Policy as then in effect, NTI, as trustee of the Program's Collective Trust, intends to continue to invest all or a portion of the assets of at least certain Funds in one or more State Street Collective Trust Funds. No State Street Collective Trust Fund in which any Fund may continue to invest will pay to State Street any investment advisory fee on account of any assets of such Fund invested therein. In accordance with 1991 Condition 3, if any fees are charged by any Other Bank Collective Trust Fund on account of any assets of any Fund invested therein, such fees will be in lieu of and not in addition to such management or advisory fees.

the ABA RF, on the one hand, and Northern or ING, as the case may be, on the other hand. Such fees cannot be changed without the agreement of the ABA RF and appropriate disclosure to Members and Participants.

As sponsor of the Program, the ABA RF will remain responsible for the design of the Program and the maintenance of the ABA Members Plans and the Conduit Trusts. Under the Fiduciary Investment Services Agreement, the ABA RF currently has and, from and after the Effective Date, will continue to have, the right to accept the Investment Policy, including any changes thereto, but the ABA RF will no longer have any right to make recommendations to NTI regarding Investment Advisors or Investment Options. No investment decisions will be made by the ABA RF or any other association, or any of their directors. The ABA RF will monitor NTI's performance as trustee of the Program's Collective Trust (as it has monitored the performance of State Street and SSNH). The ABA RF may terminate the Fiduciary Investment Services Agreement for any reason upon six months' prior notice. Such agreement also provides that Northern cannot terminate the agreement until the fifth anniversary of the Effective Date and must provide the ABA RF at least twelve months' prior notice of its intention to do so. The Fiduciary Investment Services Agreement also provides that within 45 days after receipt of such a termination notice, the ABA RF may elect to extend the term thereof by up to another twelve months. As has been the case under State Street's maintenance of the Program, for its services as sponsor of the Program, the ABA RF will continue to receive its asset-based program sponsor fee, which is described in the Prospectus.

IV. LEGAL ANALYSIS

A. Application of Securities Laws to Program's Collective Trust

1. 1940 Act

The Program's Collective Trust and the Funds currently satisfy the requirements of section 3(c)(11) of the 1940 Act and are excluded from the definition of "investment company" and thus exempt from registration under the 1940 Act. It is our view that implementation of the Planned Changes will not change this result.

Section 7(a) of the 1940 Act makes it unlawful for an "investment company" to offer its "securities" or to engage in virtually any other transaction unless it is registered pursuant to section 8 of the 1940 Act and the rules and regulations thereunder. Section 3(a)(1) of the 1940 Act defines "investment company" in pertinent part as follows:

[A]ny issuer which –

(A) Is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities; . . . [or]

(B) Is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or

> proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer's total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

Although the scope of the definition of "investment company" and related terms is broad, several issuers are statutorily excluded from it. For instance, section 3(c)(11) of the 1940 Act excludes from the definition of investment company "any employee's stock bonus, pension, or profit-sharing trust which meets the requirements for qualification under Section 401 of the Internal Revenue Code of 1986; . . . or any collective trust fund maintained by a bank consisting solely of assets of one or more such trusts."[17] A bank-maintained collective trust fund for qualified employee benefit plans is excluded from the definition of an "investment company" under section 3(c)(11), and therefore exempt from registration under the 1940 Act, if three criteria are satisfied.

First, the entity maintaining the collective trust fund must be a statutorily defined "bank." Section 2(a)(5) of the 1940 Act defines the term "bank" to mean "a member bank of the Federal Reserve System [and] any other banking institution or trust company . . . doing business under the laws of any State . . . a substantial portion of the business of which consists of receiving deposits or exercising fiduciary powers similar to those permitted to national banks . . . and which is supervised and examined by [a] State or Federal authority having supervision over banks." As noted above, NTI is a national bank with trust powers and is a member of the Federal Reserve System and therefore is a "bank" for purposes of section 3(c)(11) of the 1940 Act.[18]

Second, the collective trust fund must consist solely of assets of trusts for employees' stock bonus, pension, or profit-sharing plans that are qualified under section 401 of the Code. Because the Funds consist solely of assets of the Conduit Trusts, which are trusts for employee

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17 The Staff has explained the purpose of this "bank collective trust" exception as follows:

> The language of [the Section 3(c)(11) bank collective trust exception] effectuates a Congressional determination to except the collective trust fund of a banking institution which, for its own convenience, pools 401 plan assets and exercises full investment authority over such assets. Such a bank would be subject to regulation by banking authorities whereas [other collective trusts could] operate with a complete lack of regulation, absent registration under the [1940 Act]. Pension trusts of separate and unrelated companies which have been commingled, in effect, by other than a bank, even if brought to a bank for mere custodian purposes, in our view are not entitled to rely upon [the "bank collective trust" exception] of Section 3(c)(11)." *See* Narragansett Capital Corp. (pub. avail. Feb. 26, 1975). That is, the phrase "maintained by a bank" makes clear that the basis of the exception for collective funds in the 1940 Act is regulation by bank regulatory authorities of trust and other fiduciary functions of banks, and ensures that other collective investment media are not excepted.

Honeywell Int'l Inc., SEC No-Action Letter, n.5 (available Oct. 7. 2002) ("Honeywell").

18 Northern also satisfies the section 2(a)(5) definition of "bank" by virtue of the fact that it is a member bank of the Federal Reserve System and a banking institution doing business under the laws of the State of Illinois, a substantial portion of the business of which consists of receiving deposits or exercising fiduciary powers similar to those of national banks.

pension and profit-sharing plans that are qualified under section 401 of the Code, the Program's Collective Trust will satisfy this requirement of section 3(c)(11).

Third, the collective trust fund must be "maintained" by a bank. To "maintain" a collective trust fund, a bank must exercise "substantial investment responsibility" over such fund and may not perform merely custodial or similar functions for such fund.[19] The bank may hire an investment advisor to assist it, regardless of whether that advisor is affiliated with the bank, although the bank must have the final authority as to whether or not to invest on behalf of the collective trust fund.[20] Somewhat relatedly, the Staff has found that a bank is exercising substantial investment responsibility if it exercises all or substantially all of the investment responsibility required in managing a collective investment trust, even though the scope of the investment responsibility required is limited.[21]

The Collective Trust Declaration will provide that "the Funds shall be under the exclusive management and control of the Trustee," which on the Effective Date will change from SSNH to NTI. Further, section 2.01 of the Fiduciary Investment Services Agreement provides that the trustee will have "exclusive management and control over the assets" of the Program's Collective Trust.[22] As noted above, from and after the Effective Date, NTI will have the exclusive authority to engage Investment Advisors to the Funds and will have ultimate discretion over all investments made for the Funds in accordance with the Program's Collective Trust, the Fiduciary Investment Services Agreement and the Investment Advisor agreements. NTI has represented to the ABA RF that NTI's execution of its authority over investments made by the Funds and NTI's monitoring and evaluation of the Investment Advisors will be conducted in a manner consistent with previous no-action letters issued by the Staff.

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19 See, e.g., Employee Benefit Plans, Securities Act Release No. 6188, 45 Fed. Reg. 8960 (Feb. 11, 1980) ("Release No. 6188") (discussing the "maintained" requirement in the context of section 3(a)(2) of the 1933 Act; citing to Bank of Delaware, SEC No-Action letter (available Jan. 7, 1973) with respect to section 3(c)(11) of the 1940 Act); Morgan Mgmt. Corp., SEC No-Action Letter (available June 29, 1980) ("Morgan Mgmt."); Bank of America, SEC No-Action Letter (available Jan. 9, 1972). See also, Honeywell, supra note 17; Brown Brothers Harriman & Co., SEC No-Action Letter (available Nov. 29, 1984).

20 Release No. 6188, supra note 19; Provident Bank, SEC No-Action Letter (available Sept. 24, 1991) ("Provident Bank"); Waukesha State Bank, SEC No-Action Letter (available May 31, 1989); Huntington Nat'l Bank, SEC No-Action Letter (available Mar. 9, 1988); Citytrust, SEC No-Action Letter (available Feb. 12, 1988); Union Bank & Trust, SEC No-Action Letter (available July 8, 1987); Nation'l Bank of Commerce, SEC No-Action Letter (available Oct. 10, 1986); Bank of Delaware Collective Trust Funds, SEC No-Action Letter (available Apr. 4, 1986); Imperial Trust Co., SEC No-Action Letter (available Mar. 21, 1985); Nat'l Employee Plan Servs., Inc., SEC No-Action Letter (available Oct. 16, 1984) ("Nat'l Employee Plan Servs."); First Nat'l Bank of Peoria, IL, SEC No-Action Letter (available Nov. 24, 1983); Lincoln First Bank, N.A., SEC No-Action Letter (available Oct. 24, 1983) ("Lincoln First"); Frank Russell Trust Co., SEC No-Action Letter (available Aug. 25, 1980) ("Frank Russell"); Morgan Mgmt., supra note 19; First Liberty Real Estate Fund, SEC No-Action Letter (available July 14, 1975) ("First Liberty").

21 General Motors Inv. Mgmt. Corp., SEC No-Action Letter (available Feb. 2, 2000).

22 Also, in section 10(c) of the Interface Agreement, Northern has acknowledged that nothing in the Interface Agreement, the Fiduciary Investment Services Agreement or the Program Services Agreement, including the retention of ING by the ABA RF as provider of recordkeeping, communications and sales and marketing services to the Program, relieves Northern of any obligation imposed upon it by applicable banking law to administer the Program's Collective Trust.

Certain Funds as of the time of issuance of the 1991 Letter, as discussed therein, did, and certain Funds at the present time continue to, invest all or a portion of their assets in interests in one or more State Street Collective Trust Funds, which are maintained by State Street for qualified employee benefit plan assets.[23] The relief granted in the 1991 Letter is based on certain factual representations and assumptions, among them that although Funds under the Program's Collective Trust may invest in other collective trust funds maintained by State Street, such investments would not increase any fees payable to State Street in connection with the Program's Collective Trust.[24] Accordingly, each of the respective Fund Declarations adopted under the Collective Trust Declaration establishing each of the Funds that invest in State Street Collective Trust Funds provides that the fees charged by State Street to such Funds or the Program for trust, administration or investment management services shall be reduced by the amount of any fee received by State Street (which shall not exceed the amount set forth in the respective Fund Declarations), other than the fees expressly provided for the in the respective Fund Declaration, on account of the investment of any assets of such Fund in any State Street Collective Trust Funds. Moreover, no State Street Collective Trust Fund in which any Fund is invested (or has invested) directly pays (or has paid) any investment advisory fee to State Street on account of any assets of any Fund invested therein.[25]

After the Effective Date and subject to the Investment Policy as then in effect, NTI, as trustee of the Program's Collective Trust, intends to continue to invest all or a portion of the assets of at least certain Funds in one or more State Street Collective Trust Funds. No State Street Collective Trust Fund in which any such Fund continues to invest will pay to State Street any investment advisory fee on account of any assets of such Fund invested therein. These Funds will continue to pay investment advisory fees to State Street on assets of such Funds that are invested in State Street Collective Trust Funds, as most of them now do. These fees are expected to be reflected in a new Investment Advisor agreement between NTI and State Street. Such agreement is expected to include a prohibition on State Street from imposition of any investment advisory fees on State Street Collective Trust Funds with respect to the assets of

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[23] State Street maintains numerous collective trust funds for qualified employee benefit plans that are exempt from registration under the 1940 Act pursuant to section 3(c)(11) of the 1940 Act. The assets of certain Funds, or portions of such assets, are invested in interests in certain of these State Street Collective Trust Funds.

[24] See 1991 Condition 3. In the 1991 Letter response, the Staff specifically noted by footnotes that (i) counsel for State Street represented to the Staff in a telephone conversation that State Street did not wish to invest assets of the Funds in collective trust funds maintained by other banks and (ii) the 1991 Letter request accordingly differed from Provident Bank, supra note 20, where a bank proposed that "group trusts" would invest in collective funds and did not represent that there would be no layering of fees.

[25] State Street receives fees as a result of certain Funds' direct or indirect participation in State Street's securities lending program. State Street receives fees for managing the assets of cash collateral funds in which those Funds are directly or indirectly invested and also receives, for its securities lending services, a portion of the net income generated by the cash collateral funds. To the extent required by Department of Labor Prohibited Transaction Class Exemption 2006-16, the ABA RF has consented to such fees.

any Fund invested therein without a corresponding offset against any investment advisory fees otherwise payable to State Street, as described above.[26]

After the Effective Date and subject to the Investment Policy as then in effect, NTI further desires to have the flexibility, where viewed in the best interests of the Program and its Participants, to determine to invest other assets of one or more Funds (not now to be invested in State Street Collective Trust Funds), or portions thereof, in State Street Collective Trust Funds, or to invest the assets of one or more Funds, or portions thereof, in Other Bank Collective Trust Funds or in RICs.[27]

As respects Fund assets that may in the future be invested in Other Bank Collective Trust Funds or RICs, we do not believe such investments should adversely affect the status of the Program. Only reasonable and customary fee arrangements will be imposed with respect to any Investment Options that may so invest in Other Bank Collective Trust Funds or RICs, with any fee arrangements relating thereto to be negotiated at arm's length between NTI and such banks or, in the case of RICs, reviewed by NTI and determined to be competitive, appropriate and reasonable. Again, there will be no duplication of investment advisory fees.[28]

The Staff has taken the position that a collective trust fund relying upon the section 3(c)(11) exception may invest in another collective trust fund relying upon section 3(c)(11) and

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[26] With respect to Fund assets that will continue to be invested in State Street Collective Trust Funds, the Program will continue technically to comply with 1991 Condition 3 indicating that the Investment Options would invest in other State Street Collective Trust Funds but not Other Bank Collective Trust Funds. We recognize that, with the change in the trustee of the Program's Collective Trust from SSNH to NTI, and with the continuation of investment by certain Funds in interests in State Street Collective Trust Funds, such Funds would be invested in collective trust funds of banks other than those sponsored by the then-current trustee of the Program's Collective Trust or its affiliates, and that this could be viewed as inconsistent with 1991 Condition 3 because there no longer would be an affiliation between the trustee of the Program's Collective Trust and the trustee of the State Street Collective Trust Funds. However, we believe that continuation of investment by these Funds in State Street Collective Trust Funds should not adversely affect the status of the Program given that fee arrangements with State Street will be subject to negotiation at arm's length between NTI and State Street and there will continue not to be any duplication of investment advisory fees payable to State Street, which appears to have been the Staff's primary concern in referencing in the 1991 Letter that Funds would invest only in State Street Collective Trust Funds and not in collective trust funds maintained by other banks.

[27] ERISA prohibits NTI from using its fiduciary authority to cause Funds to invest in collective trust funds maintained by NTI or its affiliates if doing so would increase fees payable to NTI or its affiliates. Accordingly, NTI does not intend to invest in collective trust funds so maintained, except to the extent the Investment Policy of the Program's Collective Trust permits investments in short-term investment funds maintained by NTI or its affiliates for liquidity purposes. Northern will be paid a management fee for the management of such assets. The reasoning of the 1991 Letter fully supports investment by the Funds in collective trust funds offered by NTI and its affiliates, assuming no duplication of advisory fees.

[28] It is expected that each bank maintaining any such Other Bank Collective Trust Fund will be paid asset-based investment advisory fees pursuant to an investment advisor agreement between NTI and such bank. However, if any investment advisory fees are charged to any such Other Bank Collective Trust Fund in respect of any assets of any Fund invested therein, such fees will be in lieu of and not in addition to the investment advisory fees paid pursuant to the investment advisor agreement. Any Fund the assets of which are to be invested in shares of a RIC will pay no separate fee in respect of the Fund's investment in the RIC, but will instead, through such investment in the RIC, pay a pro rata portion of the fees paid by the RIC to its advisors and administrators.

that, subject to specified conditions in certain cases, both funds may continue to rely upon the section 3(c)(11) exception. In addition, the Staff has taken the position that a collective trust fund relying upon section 3(c)(11) may invest in other pooled investment vehicles (such as mutual funds) and has permitted several other types of multitiered arrangements to rely upon the section 3(c)(11) exception. Further, the Staff takes the position that a bank "maintains" a fund, notwithstanding its investment in another fund, if the bank maintains substantial investment responsibility over the "investor" fund, including the right to terminate the investment of the "investor" fund in the "investee" fund.[29]

The circumstances under which the Staff has taken these positions have varied and, in certain but not all cases (including the 1991 Letter), the Staff has imposed conditions apparently designed to ensure that the investor fund is not disadvantaged by the arrangement.[30] For example, in a 1982 no-action letter, Frank Russell Trust Co., the Staff permitted, without imposing any express conditions, bank collective trust funds relying upon section 3(c)(11) to invest in bank collective trust funds also relying on section 3(c)(11).[31] The Staff has subsequently issued several similar no-action letters.[32]

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29 The "maintained" issues presented by such investments are generally the same as the issues involved when a bank hires an investment advisor to provide advice on managing the assets of a collective trust fund maintained by that bank. As discussed above, the Staff takes the position that in such a situation a bank maintains the collective trust fund if the bank exercises substantial investment responsibility over the collective trust fund and makes the final decision as to whether or not to invest on behalf of the collective trust fund.

30 See, e.g., Frank Russell, supra note 20; see also Nippon Life Ins. Co. of Am., SEC No-Action Letter (available Nov. 2, 1992) (permitting the insurance company to invest the assets of some of its separate accounts that relied on section 3(c)(11) in separate accounts maintained by a different insurance company that also relied on section 3(c)(11)); Maccabees Mutual Life Ins. Co., SEC No-Action Letter (available July 29, 1983) (permitting insurance company separate accounts relying upon section 3(c)(11) to invest in bank collective trust funds relying upon section 3(c)(11) as long as "the separate accounts would not be the sole participants"); Equitable Life Assurance Soc'y of the U. S., SEC No-Action Letter (available Jan. 18, 1982) (permitting separate accounts relying on section 3(c)(11) to invest in a money market separate account that also would rely upon section 3(c)(11)).

31 In Frank Russell Trust Co., the Staff gave no-action assurance (i) to the requesting trust company with respect to its operation and issuance of interests in an "underlying" collective trust fund which would invest in, among other vehicles, the collective trust funds of other banks without registering such fund as an investment company in reliance on section 3(c)(11) of the 1940 Act and without registering such interests as securities in reliance on section 3(a)(2) of the 1933 Act and (ii) with respect to the ability of such other collective trust funds maintained by banks (i.e., "recipient" funds) to continue to rely on sections 3(c)(11) and 3(a)(2) if such funds issue interests to the trust company's underlying fund. Thus, an exemption for State Street Collective Trust Funds and Other Bank Collective Trust Funds pursuant to section 3(c)(11) of the 1940 Act and for interests therein under section 3(a)(2) of the 1933 Act, upon investment therein by a Fund, will continue to be available notwithstanding that such interests would be issued in the first instance to the Program's Collective Trust on behalf of one or more Funds, not directly to a qualified plan.

32 See, e.g., State Street Bank & Trust Co., SEC No-Action Letter (available May 26, 1987); InterFirst Corp., SEC No-Action Letter (available Nov. 9, 1984) ("InterFirst") (permitting a bank collective trust to invest in the assets of an affiliated bank collective trust); The Equitable Life Assurance Soc'y of the U. S., SEC No-Action Letter (available Aug. 27, 1984) ("Equitable 1984") (permitting a separate account to invest assets in other "fully exempt" separate accounts). See also Hawaiian Trust Co., Ltd., SEC No-Action Letter (available June 7, 1991) (request denied on other grounds).

Similarly, with respect to the proposed investment by Funds in RICs, the Staff has issued several favorable no-action letters with respect to the availability of the exclusion under section 3(c)(11) of the 1940 Act to bank collective trust funds that so invest.[33] Among other things, such no-action letters have (i) focused on the question whether bank collective trusts whose assets are so invested can be properly described as being "maintained" by the bank trustee of the applicable collective trust and (ii) cited as a factor a representation that such investments would not give rise to a duplication of fees for investment advisory and related services. In such letters, the Staff has taken the position that such investments are permissible within the scope of the section 3(c)(11) exclusion so long as the bank maintaining the applicable collective trust retains responsibility for the decision to make the investments in the applicable registered investment companies and has the responsibility and ability to determine on an ongoing basis that such investments appropriately carry out the investment objectives of the collective trust.

NTI will continue to retain ultimate investment responsibility for investment of the assets of the Funds invested in State Street Collective Trust Funds, Other Bank Collective Trust Funds and RICs and would unilaterally (subject only to the Investment Policy) select and monitor all such State Street Collective Trust Funds, Other Bank Collective Trust Funds and RICs. Accordingly, investment by the Funds in State Street Collective Trust Funds, Other Bank Collective Trust Funds and RICs should not cause such Funds to be deemed not to be "maintained" by NTI.

We believe that, because the Funds will continue to satisfy the requirements of section 3(c)(11) upon implementation of the Planned Changes, the Program's Collective Trust will continue not to be an "investment company" under section 3 of the 1940 Act and therefore will continue to be exempt from registration under the 1940 Act.

2. 1933 Act

Section 3(a)(2) of the 1933 Act, using terms substantially similar to those in section 3(c)(11) of the 1940 Act, provides an exemption for interests and participations in a collective trust fund maintained by a bank which are issued in connection with qualified pension or profit-sharing plans. However, this exemption does not apply to a collective trust fund that includes the assets of any plan "which covers employees some or all of whom are employees within the meaning of Section 401(c)(1) of the Code." Thus, by its terms, the exemption does not apply to interests in a collective trust fund to the extent that such fund includes the assets of Keogh

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[33] See, e.g., Robert R. Whitman, SEC No-Action Letter (available Aug. 11, 1986); Nat'l Employee Plan Servs., supra note 20; Lincoln First, supra note 20. See also Maccabees Life Ins. Co., SEC No-Action Letter (available Aug. 1, 1990) (separate account relying upon section 3(c)(11) may invest beyond other separate accounts and bank collective trust funds and was permitted to invest some or all of its assets "in investment vehicles and investment advisory arrangements which might include separate accounts of other insurance companies, mutual funds, and investment advisory arrangements involving affiliated and unaffiliated registered investment advisers").

Plans,[34] and interests in the Funds will be exempt from registration under the 1933 Act pursuant to section 3(a)(2) only to the extent that such interests are issued in connection with Plans that are not Keogh Plans.

Section 3(a)(2) authorizes the Commission to exempt from section 5 of the 1933 Act any interest or participation issued in connection with a Keogh Plan. The Commission has exercised this authority by promulgating Rule 180, which exempts interests in a collective trust fund maintained by a bank from registration to the extent that such interests are issued in connection with Keogh Plans meeting certain sophistication requirements. Each Keogh Plan that proposes to participate in the Program makes written representations designed to determine whether such Plan meets the requirements of Rule 180. We understand that State Street and SSNH have followed this practice throughout the periods during which they have served as trustee of the Program's Collective Trust, and that NTI will continue to follow this practice. Such representations will provide NTI with reasonable grounds for belief that those Keogh Plans that make adequate representations qualify under Rule 180. NTI does not intend to register under the 1933 Act interests in the Program's Collective Trust issued with respect to Keogh Plans that are qualified under Rule 180.

NTI intends to continue to make the Program available to Keogh Plans that do not qualify under Rule 180. Interests in the Program's Collective Trust to be issued with respect to such non-qualified Keogh Plans will continue to be registered under the 1933 Act. Each relevant prospectus will provide disclosure with respect to all Investment Options offered by the Program's Collective Trust, including those Investment Options the interests in which or portions thereof are not required to be registered, and will also provide a description of all aspects of the Program to ensure that Members and Participants are provided all information that is material to a decision whether to participate in the Program. Each such prospectus will be made available to all Members and Participants, regardless of whether the Units issued to or held on behalf of such Members and Participants are registered under the 1933 Act or not registered in reliance upon the Rule 180 exemption from registration.[35] As noted above, NTI anticipates that the assets of certain Funds, or portions thereof, will continue to be invested in interests in one or more State Street Collective Trust Funds[36] and NTI may, where viewed to be in the best interests of the Program and its Participants, and subject to the Investment Policy as then in

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34 The commingling of assets that are exempt under section 3(a)(2) with assets of Keogh Plans does not affect the exemption with respect to such qualified assets. Employee Benefit Plans, Securities Act Release No. 6281, 46 Fed. Reg. 8446 (Jan. 27, 1981); Thomas D. Murry, SEC No-Action Letter (available Dec. 7, 1981).

35 To save the Program from unnecessary and wasteful expense, the Program's Collective Trust may choose to rely on Rule 172 under the 1933 Act with respect to requisite prospectus delivery to the extent that such Rule is applicable. Similarly, where prospectus delivery is not otherwise mandated by 1933 Act requirements as a result, for instance, of the availability of the Rule 180 exemption, the Program's Collective Trust may treat the prospectus as effectively having been delivered once the related registration statement has become effective and assuming the other conditions that would be required to rely on Rule 172(c) are met.

36 As discussed above, State Street maintains numerous collective trust funds, interests in which are exempt from registration under the 1933 Act.

effect, cause other Funds to invest in interests in Other Bank Collective Trust Funds,[37] or in shares of RICs. Such collective trust and RIC investments by the Program's Collective Trust should not affect the exempt status under the 1933 Act of the Program's Collective Trust.[38]

B. Application of Securities Laws to Conduit Trusts

Under section 3(a)(1) of the 1940 Act, neither Conduit Trust will be required to register as an investment company unless it falls within the definition of "investment company." Neither Conduit Trust will fall within that definition unless it is an "issuer," and neither Conduit Trust will be deemed to be an "issuer" unless it issues "securities." Upon implementation of the Planned Changes, the Conduit Trusts will continue to operate in substantially all respects as described in the 1991 Letter, except for the substitution of Northern for State Street as trustee. For the reasons set forth in the 1991 Letter, we believe that the interests of the Plans in the Conduit Trusts, upon implementation of such changes, will continue not to be "securities" separate from the interests in the Investment Options offered under the Program's Collective Trust within the meaning of section 2(a)(36) of the 1940 Act and, for this reason, we do not believe that either Conduit Trust is an "issuer" within the meaning of section 2(a)(22) of the 1940 Act.

This position is consistent with previous Staff positions relating to the Program. The Conduit Trusts (or their predecessors) have been part of the Program for over 35 years. In reliance upon the 1981 Letter and then the 1991 Letter, the Conduit Trusts have not been registered under the 1940 Act and interests therein have not been registered under the 1933 Act.

Because the structure of the Program as it relates to the Conduit Trusts and Plans will not change in any material way relevant to the conclusions reached the 1991 Letter, the no-action position of the Staff in the 1991 Letter should continue to apply to the Program under the administration of Northern and NTI. Consistent with the Staff's prior no-action positions, and for the policy, legal and other reasons set forth in the 1991 Letter, it is our opinion that the Conduit Trusts will not require registration under the 1940 Act and interests therein will not require registration under the 1933 Act following implementation of the Planned Changes.

C. Continued Ability of Funds to Invest in Collective Trust Funds of State Street and Other Banks

As noted in the 1991 Letter, the Funds have acquired interests in State Street Collective Trust Funds without causing these interests to be required to be registered under the 1933 Act in reliance on Bank of New York, SEC No-Action Letter (available May 11, 1979) ("Bank of New York"). There, the Bank of New York ("BONY") served as trustee of, and maintained, a collective trust fund for investment of amounts held by BONY as trustee of pension and profit-

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[37] The investment by Funds in such collective trust funds will not cause the interests in such collective trusts funds to require registration under the 1933 Act. See Bank of New York, SEC No-Action Letter (available May 11, 1979).

[38] See Lincoln First, supra note 20 (RICs); Frank Russell, supra note 20 (collective trusts); see also InterFirst, supra note 32; Equitable 1984, supra note 32; First Liberty, supra note 20.

sharing plans that were qualified under Section 401(a) of the Code. Consistent with the 1933 Act and the regulations thereunder as then in effect, no Keogh Plans were permitted to invest.[39] Interests in BONY's collective trust fund were accordingly offered without registration under the 1933 Act in reliance on the exemption provided by section 3(a)(2) of that Act. However, BONY proposed to become the successor trustee of a pooled trust offered by the American Medical Association (the "AMA") as an investment vehicle available to AMA members who had adopted the AMA's prototype Keogh Plan and executed individual trust agreements adopting the AMA's pooled trust. Much like in the case of the Program, interests in the prototype Keogh Plan were registered with the Commission pursuant to a registration statement filed by the AMA under the 1933 Act, and each adopting AMA member received a copy of the agreement establishing the AMA's pooled trust and a full prospectus that described the details and operation of the pooled trust. In order to increase the returns of the AMA's pooled trust, BONY proposed to invest the cash assets of the AMA's pooled trust in the exempt interests in BONY's collective trust fund.

In its request for a no-action position, BONY argued that the investment by the AMA's pooled trust in BONY's collective trust fund should not affect the status of the collective trust fund's interests as exempt securities under section 3(a)(2) of the 1933 Act. It was BONY's view that the relationship between an investment by a Keogh Plan in the AMA's pooled trust and an investment made by BONY as trustee of the pooled trust, in its sole discretion, in BONY's collective trust fund was not sufficiently direct to constitute a disqualifying "connection" under section 3(a)(2) that would require the registration of interests in BONY's collective trust fund. The Staff, in its response, cited this reasoning and stated that it would not recommend any enforcement action if BONY were to invest assets of the AMA's pooled trust in BONY's collective trust fund without registration of interests in such collective trust fund under the 1933 Act.

The Funds under the Program's Collective Trust currently present virtually the same factual circumstances as did the AMA's pooled trust as described in Bank of New York, and accordingly the Funds have been permitted to invest in interests of State Street Collective Trust Funds without registration of such interests under the 1933 Act. We recognize that upon the Planned Changes taking effect, the trustee of the Program's Collective Trust, NTI, will not be affiliated with the trustee of the State Street Collective Trust Funds or the respective trustees of the Other Bank Collective Trust Funds. However, nothing in Bank of New York leads us to believe that the position of the Staff as set forth therein was dependent on the trustee of the investing AMA pooled fund and the trustee of the investee BONY collective trust fund being the same entity or affiliated entities. Rather, we believe the appropriate emphasis is on the fact that any decision to invest in State Street Collective Trust Funds or Other Bank Collective Trust Funds will be made by a sophisticated institutional trustee (which after the Effective Date will be NTI) and not by the Keogh Plans that participate in the Program. Furthermore, NTI will have the sole discretion to terminate any or all of the Funds' investments in State Street Collective Trust Funds and/or Other Bank Collective Trust Funds upon short notice, in whole or in part, and will have the authority to withdraw assets from those funds and reallocate them to other investments in its sole discretion. As mentioned above, NTI will continue to retain ultimate investment

[39] We note that issuance of the Bank of New York letter pre-dated promulgation of Rule 180 under the 1933 Act, under which, as discussed above, certain, but not necessarily all, Keogh Plans could now permissibly so invest.

responsibility for investment of the assets of the Funds invested in State Street Collective Trust Funds and Other Bank Collective Trust Funds. It is our opinion that, upon the Effective Date, the Funds' continued investment in State Street Collective Trust Funds or their investment in Other Bank Collective Trust Funds should not adversely affect whether such bank collective trust funds, in issuing interests therein, may rely on the exemption from registration of such interests contained in section 3(a)(2) of the 1933 Act. We accordingly respectfully request the Staff to provide no-action assurance that, upon the Effective Date, the Funds may continue to invest in collective trust funds maintained by banks not affiliated with NTI (including, at and after that date, the State Street Collective Trust Funds)[40] without such investments by themselves causing the interests therein to be required to be registered under the 1933 Act.

V. Requested Staff Position

In the 1991 Letter, the Staff identified the 1991 Conditions and other factors as the basis for the position that the Conduit Trusts need not be registered under the 1940 Act and interests therein need not be registered under the 1933 Act. Following implementation of the Planned Changes, the Program will continue to be administered in a manner consistent in all material respects with these 1991 Conditions and otherwise consistent with the Staff's positions, subject to the discussion under Section IV.A.1. above. Apart from the positions previously taken by the Staff, as a matter of law and policy, there is no reasonable basis or rationale for requiring registration of the Conduit Trusts under the 1940 Act or the interests therein under the 1933 Act. Accordingly, on behalf of the ABA RF and the Program's Collective Trust, we respectfully request that the Staff affirm that it will not recommend enforcement action to the Commission against the ABA RF, the Program, the Program's Collective Trust, or the Conduit Trusts if the Program implements the changes described herein and, in particular, if the Conduit Trusts are not registered under the 1940 Act and if interests therein are not registered under the 1933 Act. In addition, we request the Staff to confirm that it will not recommend enforcement action to the Commission if, upon the Effective Date, the Funds continue to invest in one or more collective trust funds maintained by banks other than NTI or its affiliates without such investments by themselves adversely affecting the eligibility of such bank collective trust funds, in issuing interests therein, to rely on the exemption from registration contained in section 3(a)(2) of the 1933 Act.

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[40] Any such collective investment funds in which the Funds may invest will rely on the exemption from investment company registration contained in section 3(c)(11) of the 1940 Act and will be expected to rely on the exemption from registration of interests therein contained in section 3(a)(2) of the 1933 Act and the rules and regulations thereunder.

It is currently expected that Northern and NTI will assume the respective positions of trustee of the Conduit Trusts and the Program's Collective Trust on or about July 1, 2010. Consequently, time is of the essence and we respectfully request, on behalf of the ABA RF and the Program's Collective Trust, that the Staff expedite consideration of this request. We also request that you telephone Andrew H. Shaw (312-853-7324), Robert A. Ferencz (312-853-7682), Dennis V. Osimitz (312-853-7748) or Lindsey A. Smith (312-853-2210) of this office, John A. MacKinnon of our firm's New York office (212-839-5534) or Michael Hyatte of our firm's Washington, D.C. office (202-736-8012) to discuss your preliminary findings with respect to this letter prior to issuing a formal response. Please do not hesitate to telephone any of Mr. Shaw, Mr. Ferencz, Mr. Osimitz, Ms. Smith, Mr. MacKinnon or Mr. Hyatte if you have any questions or if you need any additional information. Your assistance in this matter is greatly appreciated.

Very truly yours,

Andrew H. Shaw

Andrew H. Shaw

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Enclosure